Madison Harbor Balanced Strategies, Inc.
N-SAR
March 31, 2006

On August 3, 2005, each of Mr. Perla, Mr. Speed and
Ms. Donnell, independent directors of the Fund, filed a Form 3 in connection with their becoming
Reporting Persons upon the Funds commencement of operations. Such forms were originally required to be filed on February 7, 2005. Mr. Perla, Mr. Speed and Ms. Donnell currently do not own any shares of the Fund.